[Reference Translation]
June 22, 2011
To Whom It May Concern:
Company Name: Daihatsu Motor Co., Ltd.
Name and Title of Representative: Koichi Ina, President
(Code Number: 7262 The first sections of the Tokyo Stock
Exchange and the Osaka Stock Exchange)
Name and Title of Contact Person: Makoto Irie, Executive Officer, Resources Promotion Division
Telephone Number: 072-754-3062
(The Parent Company of Daihatsu Motor Co., Ltd.)
Company Name: Toyota Motor Corporation
Name and Title of Representative: Akio Toyoda, President
(Code Number: 7203 Securities exchanges throughout Japan)

Notice Concerning Financial Forecasts for FY2012

We, Daihatsu Motor Co., Ltd. (the “Company”), hereby announce the following financial forecasts for FY2012 (April 1, 2011 through March 31, 2012), which were not announced on Apr 27, 2011, the day we announced the financial results for FY2011.

1. Consolidated financial forecasts for the first half of FY2012 (April 1, 2011 through September 30, 2011)	(Amount: million yen)
	Net revenues	Operating income	Ordinary income	Net income	Net income per share (yen)
Previous forecasts (A)	-	-	-	-	-
New forecasts (B)	700,000	28,000	31,000	7,000	16.42
Amount changed (B - A)	-	-	-	-	-
% of change	-	-	-	-	-
(Reference) Actual results of the corresponding period of the preceding year (FY 2011 ended March 31, 2011)	813,117	52,746	55,127	28,289	66.39

2. Full-year consolidated financial forecasts for FY2012 (April 1, 2011 through March 31, 2012)	(Amount: million yen)
	Net revenues	Operating income	Ordinary income	Net income	Net income per share (yen)
Previous forecasts (A)	-	-	-	-	-
New forecasts (B)	1,570,000	85,000	92,000	37,000	86.83
Amount changed (B - A)	-	-	-	-	-
% of change	-	-	-	-	-
(Reference) Actual results for FY2011	1,559,412	103,443	112,215	52,555	123.34

3. Full-year unconsolidated financial forecasts for FY2012 (April 1, 2011 through March 31, 2012)	(Amount: million yen)
	Net revenues	Operating income	Ordinary income	Net income	Net income per share (yen)
Previous forecasts (A)	-	-	-	-	-
New forecasts (B)	1,040,000	7,500	17,500	10,000	23.44
Amount changed (B - A)	-	-	-	-	-
% of change	-	-	-	-	-
(Reference) Actual results for FY2011	1,012,004	18,027	22,380	11,375	26.67

4.  Reasons for the announcement
The full year consolidated and unconsolidated financial forecasts for FY2012 and consolidated financial forecasts for the first half of FY2012 were tentatively undecided because we could not make reasonable forecasts due to the effects of the March 11, 2011 Great East Japan Earthquake. Based on information available at the moment and our current estimations, we now announce our forecasts.

[Note]
The forecasts stated above are based upon information that is currently in the Company’s possession. The forecasts stated above are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause actual results, performance, achievements or financial position to be materially different from the forecasts expressed or implied in this notice.